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                                                                    EXHIBIT 99.2


                       ASTRAL POINT COMMUNICATIONS, INC.
                                 19 ALPHA ROAD
                        CHELMSFORD, MASSACHUSETTS 01824


                                                                   March 4, 2002


Dear Astral Point Communications, Inc. Stockholders:


     I am writing to you today about our proposed merger with Alcatel. Alcatel, a company with significantly greater financial resources than Astral Point, is well positioned to more optimally maximize Astral Point's strategic value in the telecommunications carrier marketplace and has many competitive advantages not presently available to Astral Point, such as access to a wide distribution network, a strong customer base among carriers, and the availability of financing resources to fund the growth of Astral Point's business. Alcatel and Astral Point believe that the combination of Alcatel and Astral Point solutions will create one of the most advanced and cost-effective product portfolios for current and future metropolitan optical networks in North America. We are very excited about the opportunities presented by the combination of Astral Point and Alcatel.



     You are cordially invited to attend a special meeting of stockholders of Astral Point to be held at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston, Massachusetts, 02110, on April 2, 2002 at 9:00 a.m. local time. At the special meeting you will be asked to approve the merger and adopt the merger agreement and the transactions contemplated by the merger agreement. Additionally, you will be asked to approve an amendment to Astral Point's Fourth Restated Certificate of Incorporation, as amended to date, in order to adjust the liquidation preferences of the shares of Astral Point preferred stock to give effect to the applicable exchange ratios set forth in the merger agreement. The exchange ratios determine the fraction of Alcatel Class A ADSs to be received with respect to each share of Astral Point common stock and of each series of preferred stock. These proposals are discussed in more detail in the accompanying proxy statement/prospectus.



     As a result of the merger, Astral Point will become a wholly-owned subsidiary of Alcatel. Upon consummation of the merger each share of capital stock of Astral Point issued and outstanding immediately prior to the effective time of the merger, other than shares of capital stock of Astral Point with respect to which appraisal rights have been perfected, will be cancelled and extinguished and will be converted automatically into the right to receive a number of Class A American depositary shares of Alcatel as is more fully described in the attached proxy statement/prospectus. Alcatel Class A ADSs are listed on the New York Stock Exchange under the trading symbol "ALA". On February 28, 2002 the last reported sale price was $13.85 per Class A ADS. Each Alcatel Class A ADS represents an Alcatel Class A share. Alcatel Class A shares are quoted on the Euronext Paris SA under the trading symbol "CGE" and on February 28, 2002, the last reported sales price was E16.05 per Class A share.



     Approval of the merger and adoption of the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of the holders of no less than a majority of the outstanding shares of preferred stock of Astral Point, voting separately as a single class, as well as by the holders of no less than a majority of the voting power of Astral Point's preferred stock and common stock, voting together as a single class. Approval of the amendment to the certificate of incorporation requires the affirmative vote of the holders of no less than a majority of the outstanding shares of each series of Astral Point preferred stock, each voting as a separate series; the holders of no less than a majority of the voting power of Astral Point's preferred stock, voting together as a single class; and the holders of no less than a majority of the voting power of Astral Point's preferred stock and common stock, voting together as a single class.



     Alcatel has entered into stockholder agreements with stockholders who have the right to vote more than 75% of each series of the Astral Point preferred stock, more than 75% of all of the preferred stock of Astral Point, and 78.2% of the total voting power of all of the capital stock of Astral Point as of March 1, 2002, the record date for notice of and the right to vote at the special meeting. Therefore, approval of the merger, adoption of the merger agreement and the transactions contemplated by the merger agreement and approval of the amendment to the certificate of incorporation are assured, unless the stockholder agreements are terminated according to their terms.

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     ASTRAL POINT'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER, THE
ADOPTION OF THE MERGER AGREEMENT AND THE AMENDMENT TO ASTRAL POINT'S CERTIFICATE OF INCORPORATION AND REGARDS THE MERGER, THE ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND THE AMENDMENT TO ASTRAL POINT'S CERTIFICATE OF INCORPORATION AS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF ASTRAL POINT AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ASTRAL POINT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER, THE ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND FOR THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION.



     Alcatel and the board of directors of Astral Point are furnishing you this proxy statement/prospectus to provide you with important information about the merger and about Alcatel. You should read this information carefully prior to making any decision regarding the approval of the merger, the adoption of the merger agreement and the transactions contemplated by the merger agreement, and the approval of the amendment to the certificate of incorporation or the exercise of your appraisal rights.



     So that your shares may be voted at the special meeting, I urge you, after you read this proxy statement/prospectus, to promptly complete, sign, date and return the accompanying proxy in the enclosed envelope. If you have any questions regarding this proxy statement/prospectus please feel free to call Daniel P. Hayes, Chief Financial Officer, at (978) 367-6000.


                                          Sincerely,

                                          Raj Shanmugaraj
                                          President and Chief Executive Officer


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     This proxy statement/prospectus is dated March 4, 2002 and is first being mailed to Astral Point stockholders of record as of March 1, 2002 on or about March 4, 2002.